

May 30, 2013

Via Email
Mr. Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057

>   **Re: Mindray Medical International Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 8, 2013**
>   **File No. 001-33036**

Dear Mr. Lung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 3. Key Information

D. Risk Factors, page 5

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccess.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading in future filings. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its

quality control procedures. Alternatively, please tell us why no additional disclosures are necessary.

Item 16C. Principal Accountant Fees and Services, page 102

2.   Please revise future filings to provide the disclosures required by Item 16C(e)(2) of Form 20-F or tell us why no additional disclosure is necessary.

Item 18. Financial Statements
Note 2. Summary of Significant Accounting Polices, n. Warranty Provision, page F-13

3.   We note from your disclosures on page 35 that you offer extended warranties for a fee. Please explain to us how the company accounts for these extended warranties. Refer to FASB ASC paragraphs 605-20-25-1 through 6. If extended warranties are significant, please revise your future filings to disclose your accounting policies.

Note 19. Income Taxes, page F-28

4.   Please revise future filings to provide disclosure of the components of your income before income tax expense as either domestic or foreign, or tell us why no additional disclosures are necessary. Refer to Rule 4-08(h) of Regulation S-X.

Note 22. Commitments and Contingencies, (c) Contingencies, page F-35

5.   We note from your disclosures on page 17 that you received an FDA warning letter related to certain corrective and preventive actions related to your products and quality system related processes. Please tell us how you considered the disclosures required by FASB ASC 450-20-50.

6.   Additionally, we note that you have accrued $9.7 million regarding your litigation with Masimo Corporation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional possible loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

Note 24. Segment Reporting, page F-36

7.   We note that you have not disclosed a measure for total assets of your segments as required by FASB ASC 280-10-50-22. Please revise future filings to provide this disclosure, or tell us why you are unable to make this disclosure and revise your future filings to comply with FASB ASC 280-10-50-26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan

Martin James
Senior Assistant Chief Accountant